Exhibit 99.44

Intermap Closes Final Tranche of Private Placement

Proceeds will be used to execute contracts with the Indonesian government, U.S. Air Force and other clients

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR

DISSEMINATION IN THE UNITED STATES

DENVER, Aug. 09, 2024 -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced that it closed the third and final tranche of its previously announced offering (the “Offering”) of Class “A” common shares of the Company. The third tranche included the issuance of 2,491,568 Common Shares at a price of CAD$0.45 per Common Share for aggregate gross proceeds of approximately CAD$1,121,206. Patrick A. Blott, Chairman and CEO of Intermap acquired approximately 6% of the Common Shares issued under the third tranche of the Offering.

The Offering, including the third tranche and the previously announced first and second tranches, included the issuance of an aggregate of 7,346,568 Common Shares at a price of CAD$0.45 per Common Share for aggregate gross proceeds of approximately CAD$3,305,956. Upon issuance, all of the Common Shares issued under the Offering will rank pari passu in all respects with the Company’s existing issued Common Shares.

In connection with the Offering, Intermap engaged a third-party finder (the “Finder”) to conduct a best efforts private placement of the Common Shares. The Finder will receive a fee of: (i) an aggregate cash fee equal to 1% of the gross proceeds of the Offering; and (ii) an issuance of Common Shares equal to 6% of the Common Shares placed by the Finder under Offering.

The Company intends to use the aggregate net proceeds of the Offering for the execution of contracts and for working capital. Primarily, the capital will be used to execute on its contract with the government of Indonesia to map the island of Sulawesi, representing 10% of Indonesia land mass, as well as on a renewed and expanded contract with the U.S. Air Force. The net proceeds of the Offering may also be used in connection with other Southeast Asian contract awards as well as a major renewal and expansion of a global insurance client agreement.

The securities issued in Canada under the Offering are not subject to a hold period because the Offering was completed pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the 1933 Act and applicable state securities requirements or pursuant to exemptions therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

Intermap Reader Advisory

Certain information provided in this news release, including reference to the use of proceeds of the Offering, the award of new contracts and contract renewals and the use of proceeds in the Offering in connection therewith, constitutes forward-looking statements. The words “will”, “may”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, the nature of government contracts, including changing political circumstances in the relevant jurisdictions, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form for the year ended December 31, 2023 and other securities filings. While the Company makes these forward -looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Patrick A. Blott

Chairman and CEO

CEO@intermap.com

+1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266